Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(COMMISSION FILE NO. 001-32650)

CORPORATE COMMUNICATIONS 312 435-3620 312 341-3306 news@cbot.com

For Immediate Release

Media Contact:	Investor Contact:
Craig Grabiner	Deborah Koopman
(312) 341-5758	(312) 789-8532
news@cbot.com	investorrelations@cbot.com

CBOT SETS RECORDS FOR QUARTERLY AVERAGE DAILY VOLUME, TOTAL QUARTERLY EXCHANGE VOLUME AND TOTAL MONTHLY VOLUME

-First Quarter ADV Increased 24 Percent Over First Quarter 2006

-March ADV Up 30 Percent Compared with Same Month in 2006, the Eleventh Consecutive Month of Double-Digit ADV Growth

-All Four Exchange Product Groups Achieve Record Quarterly ADV Totals

CHICAGO, IL, April 2, 2007 – The Chicago Board of Trade (CBOT®), one of the world’s leading derivatives exchanges, today announced that average daily volume (ADV) for the first quarter of 2007 reached a record 3,865,771 contracts, an increase of 24 percent compared with the first quarter of 2006. Total volume for the first quarter was a record 239,677,821 contracts, up 24 percent over the same period last year and 18 percent over the previous quarterly volume record, set in the fourth quarter of 2006.

CBOT President and CEO Bernard W. Dan said, “The record volume we achieved in the first quarter reflects the continuing success of our strategic growth initiatives which focus on expanding global access to our markets and providing a robust trading platform for our customers. Clearly, customers rely on the CBOT for its benchmark products and depth of liquidity. We are committed to building on our solid foundation and our distinct suite of products and services to capitalize on emerging industry trends and to serve the diverse needs of our customers.”

The Exchange’s e-cbot® electronic trading platform also set an ADV record during the first quarter with 3,030,856 contracts traded on average each day, a 42 percent increase compared with the first quarter of 2006. For the 2007 first quarter, 78 percent of the Exchange’s total volume was traded on the e-cbot platform.

In March 2007, the CBOT achieved double-digit ADV growth for the eleventh consecutive month, when comparing monthly ADV totals with the same month a year earlier. ADV in March 2007 was 3,976,588 contracts and total volume was 87,484,939 contracts, up 30 percent and 24 percent, respectively, over March 2006. Electronic ADV in March 2007 reached 3,258,274 contracts, 52 percent greater than March 2006.

Agricultural Complex

The CBOT Agricultural complex continues to set volume records since the August 2006 introduction of daytime electronic trading of these benchmark futures products.

In the first quarter of 2007, the Agricultural complex continued to grow at a faster rate than the overall exchange.

For the first quarter, Agricultural complex ADV reached a quarterly record 631,167 contracts, a 53 percent increase over the first quarter of 2006. For the month of March, ADV was 571,069 contracts, 58 percent greater than the same month in the prior year. Increased electronic trading volume contributed to the record quarterly volume total in the Agricultural complex, with 52 percent of Agricultural futures volume traded on e-cbot.

For the first quarter, electronic ADV in the Agricultural complex was 267,504 contracts and, in March, electronic volume in the Agricultural complex was 5,840,752 contracts, reflecting continued strong growth since the listing of CBOT Agricultural products electronically during daytime trading hours.

The daytime electronic trading of Agricultural products, combined with increased demand for Agricultural risk management tools, generated higher volumes throughout our Agricultural product complex. Corn futures (67 percent), Corn options (153 percent), Wheat futures (19 percent), Wheat options (20 percent), Soybean futures (40 percent), Soybean options (6 percent), Soybean Meal futures (55 percent), Soybean Meal options (12 percent), Soybean Oil futures (52 percent), Soybean Oil options (48 percent), Oat futures (29 percent), Rough Rice futures (20 percent) and Rough Rice options (84 percent) all experienced notable ADV increases compared with totals from the same quarter in 2006.

Financial Complex

CBOT Financial complex ADV was a record 3,031,886 contracts for the first quarter of 2007, an increase of 18 percent over the same period in 2006. For the month of March, total Financial complex ADV was 3,173,676 contracts, up 24 percent compared with March 2006.

During the first quarter, volume in the Financial complex grew significantly at both the short end and long end of the yield curve. At the short end of the curve (30-day Federal Funds futures and options, 2-year U.S. Treasury Note futures and options), total quarterly ADV was 314,669 contracts, up 23 percent compared with the first quarter of 2006. On the long end of the curve (10-year U.S. Treasury Note futures and options, 30-year U.S. Treasury Bond futures and options), total 2007 first quarter ADV was 2,059,430 contracts, an increase of 21 percent over the same quarter in the prior year.

The high mark for Financial complex quarterly ADV was driven, in part, by record ADV in 10-year U.S. Treasury Note futures (1,323,707 contracts) – the most-traded financial contract in the complex. The Exchange also experienced quarterly ADV records in 5-year U.S. Treasury Note futures (609,271 contracts), 2-year U.S. Treasury Note futures (223,880 contracts) and 30-year U.S. Treasury Bond futures (443,667 contracts).

Electronic trading volume of Financial options contracts also continued to grow during the first quarter, as 25 percent of all CBOT options trades were conducted electronically. Financial options electronic ADV reached a record 91,714 contracts in the first quarter – up 70 percent over the same period in 2006. Record quarterly electronic ADV totals for 30-year U.S. Treasury Bond options (17,556 contracts), 10-year U.S. Treasury Note options (61,348 contracts), 5-year U.S. Treasury Note options (10,733 contracts) and 2-year U.S. Treasury Note options (609 contracts) contributed to the overall increase in electronic trading of Financial options.

The Exchange’s newest electronically-traded Financial options contract, its Binary options on the Target Federal Funds Rate, also experienced quarterly ADV growth. An average of 715 contracts traded each day during the first quarter – five times greater than the fourth quarter of 2006, which was the first full quarter the Binaries were available to market participants.

Since the CBOT announced its new market maker program for Interest Rate Swap contracts in July 2006, the Exchange’s Swap complex has continued to experience ADV growth. First quarter ADV in the Swap complex was 4,351 contracts, more than double the first quarter of 2006. 10-year Interest Rate Swap electronic ADV during the first quarter, was 1,707 contracts – more than double the first quarter of 2006. Electronically-traded 5-year Interest Rate Swaps saw ADV increase to 1,155 contracts in the first quarter, nearly three times greater than the same period in 2006. For the month of March, Swap complex ADV was 7,662 contracts, more than double March 2006.

Equity Index Complex

The CBOT set a record in the Equity Index complex during the first quarter, as ADV was 137,531 contracts, up 21 percent compared with the first quarter of 2006. The $5 Mini-Dow Jones® Index futures contributed to the growth across the Equity Index complex, setting an ADV record during the first quarter. An average of 129,328 mini-Dow futures contracts were traded each day for the quarter, up 25 percent over the same period in 2006. During March, ADV in the Equity Index complex was 177,605 contracts, an increase of 54 percent over the ADV total from March 2006. The Exchange launched its new Dow Jones U.S. Real Estate index futures contract earlier in the first quarter, and volume continued to grow during March.

Metals Complex

ADV in the CBOT Metals complex reached a record 65,006 contracts in the first quarter, more than double the ADV from the first quarter of 2006. Full-sized (100 Oz.) Gold futures saw ADV reach 47,980 contracts for the quarter, nearly three times greater than the first quarter of 2006. ADV in mini-sized (33 Oz.) Gold futures was 6,367 contracts in the first quarter, up 15 percent compared with the same period last year.

ADV in the CBOT Silver complex was 9,858 contracts in the first quarter – up three-fold compared with the same period in 2006. Full-sized (5,000 Oz.) Silver futures ADV was 7,974 contracts for the quarter, five times greater than the first quarter of 2006. Meanwhile, ADV in mini-sized (1,000 Oz.) Silver futures reached 1,876 contracts during the first quarter, an increase of 28 percent compared with the first quarter of 2006.

During the month of March, CBOT Metals complex ADV was 53,931 contracts – more than double the same month last year.

CBOT Average Daily Volume

Product Group	March 2007	March 2006	Percent Change	Q1 2007	Q1 2006	Percent Change
Agricultural	571,069	361,132	58.1%	631,167	411,762	53.3%
Financial	3,173,676	2,565,748	23.7%	3,031,886	2,560,516	18.4%
Equity Indices	177,605	115,196	54.2%	137,531	113,306	21.4%
Metals, Energy and Other	54,238	22,938	136.4%	65,189	22,187	193.8%
TOTAL	3,976,588	3,065,014	29.7%	3,865,771	3,107,771	24.4%

CBOT Rate Per Contract

The following chart depicts the Exchange’s February 2007 three-month rolling average rate per contract (in dollars), and the two preceding three-month periods’ average rates per contract. Average rate per contract represents total exchange and clearing revenue divided by total reported trading volume. Average rates per contract can be affected by exchange and clearing fee price levels, and the customer, product, venue and transaction mix.

	THREE-MONTH PERIOD ENDING
	Feb. 28, 2007	Jan. 31, 2007	Dec. 31, 2006
Product Group
Interest Rate	0.559	0.562	0.569
Agricultural	0.957	0.934	0.931
Equity Index	0.812	0.802	0.803
Metals, Energy & Other	0.830	0.910	1.001
Overall Avg. Rate per Contract	0.640	0.643	0.653
Venue
Open-Auction	0.507	0.510	0.522
Electronic	0.598	0.601	0.612
Off-Exchange	2.925	3.036	3.179
Total Avg. Rate per Contract	0.640	0.643	0.653

For more information on the CBOT, to view the Exchange’s daily, monthly and quarterly volume and open interest records, and details on ADV and volume from previous months in 2007, please visit www.cbot.com.

About the CBOT

As one of the leading global derivatives exchanges, the Chicago Board of Trade provides a diverse mix of financial, equity and commodity futures and options-on-futures products. Building on its 159-year history, the CBOT continues to advance into the future using the strength of deep liquidity, market integrity and member-trader expertise. Using superior trading technology in both electronic and open-auction trading platforms, the CBOT provides premier customer service to risk managers and investors worldwide. For more information, visit www.cbot.com.

Important Merger Information

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT Holdings”) and Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors are able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CBOT Holdings and CME without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained without charge by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT Holdings, CME and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from CBOT Holdings stockholders in respect of the proposed transaction. Information regarding CBOT Holdings directors and executive officers is available in CBOT Holdings’ proxy statement for its 2007 annual meeting of stockholders, dated March 29, 2007. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

In this release, our use of the words “may,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or other comparable terminology is intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statements. More detailed information about factors that may affect our performance may be found in filings made by CBOT Holdings, Inc. with the Securities and Exchange Commission, which can be obtained at its website at www.sec.gov. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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